Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-262341

Prospectus Supplement No. 2

(to Prospectus dated March 23, 2022)

Up to 22,415,400 Shares of Class A Common Stock Issuable Upon Exercise of the Warrants

Up to 101,083,492 Shares of Class A Common Stock offered by the Selling Holders

10,837,400 Resale Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 23, 2022 (the “Prospectus”) related to:

(A) the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Holders”) of up to 101,083,492 shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), consisting of: (i) 3,356,078 shares of Class A Common Stock of CompoSecure, Inc. (the “Company”) issued in connection with the Common PIPE Investment (as defined in the Prospectus) (the “PIPE Shares”); (ii) up to 12,999,978 shares of Class A Common Stock (the “Exchangeable Note Shares”) issuable upon exchange of CompoSecure Holdings, L.L.C.’s exchangeable senior notes (“Exchangeable Notes”), which consists of 11,304,340 shares at the base conversion price of $11.50 per share, plus an additional aggregate amount of up to 1,695,638 shares to cover adjustments which are applicable in limited circumstances under the Note PIPE Subscription Agreements (as defined in the Prospectus); (iii) 61,136,800 shares of Class A Common Stock issuable upon exchange (on a one-for-one basis, subject to adjustment) of shares of Class B Common Units issued by CompoSecure Holdings, L.L.C. (the subsidiary of the Company), and cancellation of a corresponding number of shares of Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”), held by certain Selling Holders; (iv) up to 6,964,236 shares of Class A Common Stock (the “Earnout Shares”) issuable to certain Selling Holders in earn-out consideration based on the achievement by the Company of certain stock price thresholds; (v) 5,789,000 shares of Class A common stock issued to Roman DBDR Tech Sponsor LLC (“Sponsor”) upon conversion of 5,789,000 shares of Class B Common Stock originally issued to Sponsor in connection with the initial public offering of Roman DBDR Tech Acquisition Corp. (“Roman DBDR”); (vi) 10,837,400 shares of Class A Common Stock issuable upon exercise of the Resale Warrants (as defined below) prior to the public resale of the Resale Warrants; and (vii) warrants (“Resale Warrants”) to purchase up to 10,837,400 shares of Class A Common Stock of the Company originally issued in a private placement in connection with the initial public offering of Roman DBDR. We will not receive any proceeds from the sale of shares of Class A Common Stock or the Resale Warrants by the Selling Holders pursuant to this prospectus; and

(B) the issuance by the Company of up to an aggregate of 22,415,400 shares of Class A Common Stock, which consists of (i) 10,837,400 shares of Class A Common Stock that are issuable upon the exercise of the Resale Warrants following the public resale of the Resale Warrants; and (ii) 11,578,000 shares of Class A Common Stock that are issuable upon the exercise of a like number of outstanding registered warrants (the “Public Warrants” and, together with the Resale Warrants, the “Warrants”) originally issued in the initial public offering of Roman DBDR.

This prospectus supplement amends and updates the “Selling Holders” table and the applicable footnotes of the Prospectus to reflect certain transfers of shares of Class A Common Stock issuable upon exchange of Holdings’ Exchangeable Notes between certain selling securityholders previously identified in the Prospectus. This prospectus supplement is not increasing the number of shares being offered under the Prospectus, but only reflecting the transfer of previously registered shares of Class A Common Stock issuable upon exchange of Holdings’ Exchangeable Notes. The information set forth below has been provided by or on behalf of the selling securityholders listed below as of May 16, 2022.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The Class A Common Stock and the Public Warrants are listed on The Nasdaq Global Market (“Nasdaq”), under the symbols “CMPO” and “CMPOW,” respectively. On May 18, 2022, the closing price of a share of Class A Common Stock was $7.02 and the closing price for our Public Warrants was $1.12.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our Class A Common Stock or Warrants involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 8 of the Prospectus and in any applicable prospectus supplement to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 23, 2022

SELLING HOLDERS

The information in the table that appears under the caption “Selling Holders” of the Prospectus is modified by replacing the previous table rows for Highbridge Convertible Dislocation Fund, L.P., Highbridge SPAC Opportunity Fund, L.P. and Highbridge Tactical Credit Master Fund, L.P., as well as the corresponding footnotes, with the information included below. For the avoidance of doubt, this prospectus supplement shall not be deemed to otherwise update or modify the contents of the Selling Holders table or related footnotes contained in the Prospectus, except for with respect to the three entities listed in the table below. The beneficial ownership percentages set forth in the table below are based on 14,997,107 shares of Class A Common Stock outstanding as of May 2, 2022.

Shares of Class A Common Stock

	Beneficial Ownership Before the Offering	Shares to be Sold in the Offering	Beneficial Ownership After the Offering
Name and Address of Selling Holder	Number of Shares	Number of Shares	Number of Shares	%
PIPE Investors
Highbridge Convertible Dislocation Fund, L.P.(18)(30)	1,643,750	1,429,998	213,752	1.4%
Highbridge SPAC Opportunity Fund, L.P.(19)(30)	353,941	339,999	13,942	*
Highbridge Tactical Credit Master Fund, L.P.(20)(30)	3,460,960	3,029,996	430,964	2.9%

* Less than 1%.

(18) Consists of (i) up to 1,429,998 shares of Class A Common Stock issuable upon exchange of Holdings’ Exchangeable Notes, consisting of 1,243,477 shares at the base conversion price of $11.50 per share, plus an additional aggregate amount of up to 186,521 shares to cover adjustments which are applicable in limited circumstances under the Note PIPE Subscription Agreements and (ii) 213,752 shares of Class A Common Stock held by the Selling Holder that are not being offered for resale in the Offering. Highbridge Capital Management, LLC (“HCM”), the investment manager of Highbridge Convertible Dislocation Fund, L.P. (the “Highbridge Convertible Fund”), has beneficial ownership of the shares held by the Highbridge Convertible Fund. The Highbridge Convertible Fund disclaims beneficial ownership of these shares. The address of HCM is 277 Park Avenue, 23rd Floor, New York, NY 10172 and the address of the Highbridge Dislocation Fund is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(19) Consists of (i) up to 339,999 shares of Class A Common Stock issuable upon exchange of Holdings’ Exchangeable Notes, consisting of 295,652 shares at the base conversion price of $11.50 per share, plus an additional aggregate amount of up to 44,347 shares to cover adjustments which are applicable in limited circumstances under the Note PIPE Subscription Agreements and (ii) 13,942 shares of Class A Common Stock held by the Selling Holder that are not being offered for resale in the Offering. HCM, the investment manager of Highbridge SPAC Opportunity Fund, L.P. (the “Highbridge SPAC Fund”), has beneficial ownership of the shares held by the Highbridge SPAC Fund. The Highbridge SPAC Fund disclaims beneficial ownership of these shares. The address of HCM is 277 Park Avenue, 23rd Floor, New York, NY 10172 and the address of the Highbridge SPAC Fund is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(20) Consists of (i) up to 3,029,996 shares of Class A Common Stock issuable upon exchange of Holdings’ Exchangeable Notes, consisting of 2,634,781 shares at the base conversion price of $11.50 per share, plus an additional aggregate amount of up to 395,215 shares to cover adjustments which are applicable in limited circumstances under the Note PIPE Subscription Agreements and (ii) 430,964 shares of Class A Common Stock held by the Selling Holder that are not being offered for resale in the Offering. HCM, the investment manager of Highbridge Tactical Credit Master Fund, L.P. (the “Highbridge Tactical Fund” and, together with the Highbridge Convertible Fund and the Highbridge SPAC Fund, the “Highbridge Funds”), has beneficial ownership of the shares held by the Highbridge Tactical Fund. The Highbridge Tactical Fund disclaims beneficial ownership of these shares. The address of HCM is 277 Park Avenue, 23rd Floor, New York, NY 10172 and the address of the Highbridge Tactical Fund is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(30) Pursuant to the terms of the Exchangeable Notes, the Highbridge Funds may not convert any Exchangeable Notes that they beneficially own to the extent that such conversions and exercises would result in the Highbridge Funds, together with certain attribution parties specified in the Indenture, beneficially owning in excess of 9.90% of our Class A Common Stock. After giving effect to these blockers, as of May 2, 2022, the Highbridge Funds’ collective beneficial ownership is limited to 9.90%.